

14047853

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-43227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

920 Memorial City Way, 11th Floor

(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Folk   (713) 435-4320
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver, L.L.P.

(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Brian Folk_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Coastal Securities, Inc._____ , as of __December 31_____, 20 __13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CHRISTINE R. HOLLAND
Notary Public, State of Texas
My Commission Expires
February 10, 2018

_____
                                    Signature

                                    President
                        _____
                                      Title

Christine R. Holland
_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Coastal Securities, Inc. (the Company) as of December 31, 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AN INDEPENDENT   WEAVER AND TIDWELL LLP   HOUSTON
MEMBER OF BAKER TILLY   CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS 24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
INTERNATIONAL   WWW.WEAVERLLP.COM   P: (713) 850 8787   F: (713) 850 1673

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The schedule of computation of net capital, aggregate indebtedness, and ratio of aggregate indebtedness to net capital under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2014

COASTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	2,705,657
Cash - restricted		241,461
Securities financed under repurchase agreements, at fair value		400,499,681
Securities owned, at fair value		267,079,258
Sales proceeds receivable		22,837,279
Accrued interest and loan principal receivable, net		4,585,609
Property and equipment, net of accumulated depreciation and amortization of $3,630,384		2,027,306
Other assets		795,797
Total assets	**$**	**700,772,048**

LIABILITIES

Securities sold short, at fair value	$	1,132,706
Amounts payable under repurchase agreements		417,168,556
Payable to clearing organization		57,834,989
Amounts payable for securities		26,561,180
Bank borrowings - related party		118,756,440
Payable to parent company		1,536,193
Deferred lease incentive		1,015,931
Accounts payable and accrued liabilities		5,440,771
Total liabilities		**629,446,766**

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, $0.0001 par value, 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		38,179,586
Retained earnings		33,145,696
Total stockholder's equity		**71,325,282**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**700,772,048**

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUES

Commissions	$ 23,600,271
Public finance fees	1,189,860
Interest	21,669,007
Trading gains, net	9,913,103
Other	30,195
Total revenues	56,402,436

EXPENSES

Sales and commissioned trader compensation	16,373,903
Employee compensation and benefits	7,942,682
Clearance and execution	1,346,213
Occupancy, operating and overhead	9,061,569
Interest	8,674,636
Total expenses	43,399,003
NET INCOME	$ 13,003,433

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE, beginning of year	1,000	$ -	$ 36,541,666	$ 34,191,880	$ 70,733,546
Net income	-	-	-	13,003,433	13,003,433
Distributions for exercised CFH put options - Note 11	-	-	(1,062,296)	(1,048,416)	(2,110,712)
Distributions	-	-	-	(10,997,668)	(10,997,668)
CFH ESOP earnings by CSI employees - Note 13	-	-	2,700,216	(2,003,533)	696,683
BALANCE, end of year	1,000	$ -	$ 38,179,586	$ 33,145,696	$ 71,325,282

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 13,003,433
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation and amortization	306,195
Compensation expense for CFH ESOP earnings	
by CSI employees	696,683
Changes in operating assets and liabilities	
Securities financed under repurchase agreements	(25,358,313)
Securities owned	(20,320,502)
Sales proceeds receivable	21,782,953
Accrued interest and loan principal receivable	(576,917)
Good faith deposits	41,800
Other assets	(185,217)
Securities sold short	(9,517,294)
Amounts payable under repurchase agreements	7,319,296
Payable to clearing organization	54,979,390
Amounts payable for securities	(28,645,571)
Bank borrowings - related party	8,443
Payable to parent company	1,444,761
Accounts payable and accrued liabilities	(1,065,915)
Net cash provided by operating activities	13,913,225
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(265,610)
Net cash used in investing activities	(265,610)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to CFH, net of change in distributions payable	(10,997,668)
Distributions to CFH for exercised put options	(2,110,712)
Net cash used in financing activities	(13,108,380)
Increase in cash	539,235
CASH AND EQUIVALENTS, beginning of year	2,407,883
CASH AND EQUIVALENTS, end of year	$ 2,947,118

The Notes to Financial Statements are
an integral part of this statement.

6

RECONCILIATION OF ENDING CASH BALANCE

Cash and cash equivalents	$	2,705,657
Cash - restricted		241,461
CASH AND EQUIVALENTS, end of year	$	2,947,118

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid in cash	$	8,701,194
State income taxes paid	$	101,748

The Notes to Financial Statements are
an integral part of this statement.

COASTAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Coastal Securities, Inc. (CSI or the Company) conducted operations as Coastal Securities, L.P. (the Partnership) until December 31, 2006. Effective January 1, 2007, Coastal Securities, L.P. merged into Coastal Financial Holdings, Inc. (CFH) and the partners converted their general and limited partnership interests to common stock. CFH then transferred all assets and liabilities at the Partnership's basis to Coastal Securities, Inc. for all of their outstanding shares, making CSI a wholly owned subsidiary of Coastal Financial Holdings, Inc.

Nature of Business

Coastal Securities, Inc. (a Delaware Corporation) conducts its business as a registered securities broker dealer. The Company's broker dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. The Company maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSI on behalf of its customers through a clearing broker dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration (SBA) and other government guaranteed security transactions are self-cleared. In addition, CSI conducts public finance activities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with U.S. generally accepted accounting principles and which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as, and if issued basis and may have settlement dates up to several months after the trade date. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Interest Only Strips

Interest only strips, or originator fees, are created from stripping a portion of the interest rate from the guaranteed portion of an SBA loan. The interest only strip is recognized once the originator fee is confirmed. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations.

Repurchase Agreements

The repurchase agreements entered into by the Company are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts payable under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur and are paid to the employees on a settlement date basis.

Public Finance Fees

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and is included in public finance fees on the statement of operations. Underwriting management fees and sales concessions are recorded on the settlement date. Underwriting fees are recorded at the time the underwriting is completed, and the related income is readily determinable.

Accrued Interest and Loan Principal Receivable

Accrued interest and loan principal receivable includes interest accrued on SBA interest only strips in inventory, SBA loans and pools in inventory, as well as principal and interest payments due from servicer on SBA loans and pools. The allowance for doubtful accounts totaled $191,834 at December 31, 2013.

Property and Equipment

Property and equipment are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other property and equipment are depreciated on a straight-line basis over estimated useful lives of two to five years.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company is included in the consolidated federal income tax return filed by CFH. The Company and CFH have elected to be taxed as S-Corporations and will be treated as flow-through entities for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholders of CFH and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholders of CFH.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes." ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2013, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company's federal tax returns for the years 2009 to 2013 remain subject to examination by the Internal Revenue Service.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2013, the Company had no interest and penalties on state income taxes. The Company has recorded an estimated Texas Margin Tax provision totaling $100,000 for the year ended December 31, 2013. The Company paid approximately $101,748 for 2012 Texas Margin taxes in 2013.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash held in banks and a money market account. Cash equivalents include financial instruments with original maturities of 90 days or less.

At December 31, 2013, cash-restricted includes $220,469 of funds held in a segregated account for the exclusive benefit of customers and $20,992 of funds held in a segregated account for the Company's employees.

COASTAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, "Fair Value Measurement", as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: Are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs: Are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs: Are unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Securities and securities sold short consist primarily of SBA guaranteed loan and pools, U.S. government agency securities, municipal securities and SBA interest only strips.

The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the SBA guaranteed loans and pools, U.S. government agency securities, and municipal securities which follows a market approach. Such instruments are generally classified in Level 2 of the fair value hierarchy.

The Company values SBA-unguaranteed interests in 504 loans based on individual loan characteristics, such as industry type and pay history which generally follows an income approach. Furthermore, these valuations are reduced due to restrictions on trading. Such instruments are generally classified in Level 3 of the fair value hierarchy.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

Interest only strips are valued at fair value based on an income approach using an internal valuation model. The internal valuation model includes assumptions regarding projections of future cash flows, prepayment rates, default rates and interest only strip terms. These securities bear the risk of loan prepayment or default that may result in the Company not recovering all or a portion of its recorded investment. When appropriate, valuations are adjusted for various factors including default or prepayment status of the underlying SBA loans. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and may change materially in the near term. Such instruments are generally classified in Level 3 of the fair value hierarchy.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities financed under repurchase agreements				
SBA-guaranteed loans	$ -	$ 271,531,217	$ -	$ 271,531,217
SBA-guaranteed pools	-	128,227,087	-	128,227,087
SBA-interest only strips	-	-	741,377	741,377
Securities owned				
SBA-guaranteed loans	-	143,039,911	-	143,039,911
SBA-guaranteed pools	-	108,774,834	-	108,774,834
U.S. government agency securities, primarily mortgage backed	-	635,215	-	635,215
Municipal securities	-	8,914,417	-	8,914,417
SBA-interest only strips	-	-	2,941,179	2,941,179
SBA-unguaranteed interests in 504 loans	-	-	2,773,702	2,773,702
Total	$ -	$ 661,122,681	$ 6,456,258	$ 667,578,939

Liabilities:	Level 1	Level 2	Level 3	Total
Securities sold short				
U.S. government agency securities primarily mortgage backed	$ -	$ 1,132,706	$ -	$ 1,132,706

There were no significant transfers between Level 1 and Level 2 securities for the year ended December 31, 2013.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

The following table presents quantitative information as of December 31, 2013 with respect to assets measured and carried at fair value on a recurring basis with the use of significant unobservable inputs (Level 3):

	Fair value	Principal Valuation Techniques	Unobservable Input	Amount
SBA-interest only strips	$ 3,682,556	Discounted cash flow	Constant prepayment rate	8.04 - 10.54%
			Bond equivalent yield	31.93 - 60.53%
SBA-unguaranteed interests in 504 loans	$ 2,773,702	Discounted cash flow	Liquidity discount	35.00 - 45.00%

Management additionally considers whether loans on these related securities are delinquent, in default or prepaying, and adjusts the fair value down 20 – 100% depending on the length of time in default.

The following table illustrates the changes in the fair value of all financial assets measured on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013:

	SBA-interest only strips	SBA-unguaranteed interests in 504 loans	Total
Beginning balance, January 1, 2013	$ 4,203,042	$ -	$ 4,203,042
SBA-unguaranteed interests in 504 loans (transfer from Level 2)	-	2,424,617	2,424,617
Principal collections on SBA-unguaranteed interests in 504 loans	-	(114,518)	(114,518)
Interest only strips issued or purchased	6,713,545	-	6,713,545
Strip sales	(5,909,923)	-	(5,909,923)
Settled strips	(1,382,418)	-	(1,382,418)
Unrealized gains	58,310	463,603	521,913
Ending balance, December 31, 2013	$ 3,682,556	$ 2,773,702	$ 6,456,258

There were no SBA-interest only strips transferred in or out of the Level 3 category for the year ended December 31, 2013. There were transfers of $2,424,617 of SBA-unguaranteed interests in 504 loans from Level 2 to Level 3 for the year ended December 31, 2013 as the Company utilized some inputs in determining the fair value that are unobservable. The Company recognizes transfers in and transfers out at the beginning of the period in which the transfers occur.

The change in unrealized gains or losses related to Level 3 investments is included in trading gains, net in the accompanying statement of operations and totaled $521,913 for the year ended December 31, 2013. The realized gains on the sale of interest only strips totaled $1,138,592 for the year ended December 31, 2013 and are included in trading gains, net in the accompanying statement of operations.

NOTE 3.   FINANCIAL INSTRUMENTS – CONTINUED

Valuation Techniques

In accordance with ASC 820, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities.   Valuation techniques consistent with the market approach include comparables and matrix pricing.   Comparables use market multiples, which might lie in ranges with a different multiple for each comparable.   The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement.   Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities, but comparing the securities to benchmark or comparable securities.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models; binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

The three approaches described above are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method to apply considers the definition of an exit price and the nature of the asset being valued and significant expertise and judgment is required. For assets accounted for at fair value, the valuation technique selected is generally the market or income approach. For the year ended December 31, 2013, the application of valuation techniques applied to similar assets and liabilities has been consistent.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

Other Financial Instruments

The following assumptions were used to estimate the fair value of other financial instruments included on the statement of financial condition for which it is practicable to estimate the value:

The carrying amount of cash and cash equivalents approximates the fair value because of the short maturity of those instruments.

The carrying amounts of accrued interest and loan principal receivable, other receivables, amounts payable to clearing organization, amounts payable to parent company, and accounts payable and accrued liabilities approximate their fair value due to the short maturity of these items and/or the floating interest rates they bear.

The carrying amount of payables under repurchase agreements approximates fair value due to the floating interest rates they bear.

The carrying amounts of bank borrowings and notes payable approximate fair value due to the floating interest rates they bear.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule prohibits a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2013, the Company's net capital ratio was 0.13 to 1, and its net capital of approximately $51,549,000 was in excess of its required net capital of approximately $430,000, resulting in excess net capital of approximately $51,119,000.

Proprietary accounts held at the clearing broker (PAIB assets) are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE 5. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Included in securities owned at December 31, 2013 is $26,561,180 of principal balance of commitments to purchase SBA guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in amounts payable for securities in the statement of financial condition. All owned securities, with the exception of the commitments described in Note 10, are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Resulting unrealized gains and losses from securities owned and securities sold short are included in trading gains, net in the accompanying statement of operations.

NOTE 6. AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS

As of December 31, 2013, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $450,000,000, which may be increased or decreased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities held under repurchase agreements. Interest is payable monthly and is computed daily using an index of prime less a fixed basis (1.00% to 2.35%). At December 31, 2013, the Company owed $417,168,556 under repurchase agreements and had $399,536 in accrued interest payable to the various financial institutions. At December 31, 2013, the borrowing rates ranged from 0.90% to 2.25%.

NOTE 7. CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers. The balance shown as payable to clearing organization results from normal trading transactions of the Company, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due from the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances.

NOTE 8. BANK BORROWINGS – RELATED PARTIES

The Company has a bank line of credit secured by securities owned by the Company with a financial institution that is principally owned by shareholders of CFH. The agreement provides that the related-party financial institution may provide up to a maximum of $120,000,000 at December 31, 2013 for the purchase of the guaranteed portions of SBA and other government agency guaranteed loans and pools. At December 31, 2013, $118,756,440 was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of the Federal Home Loan Bank of Cincinnati Overnight Repo Advance Rate plus 1.25%. The interest rate was 1.35% at December 31, 2013.

The Company incurred $1,422,769 of fees and interest expense from related party financing arrangements during 2013 which is included in interest expense in the accompanying statement of operations. At December 31, 2013, the Company owed the related parties $127,920 for such amounts which are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

The Company also sold approximately $18.8 million of municipal securities and $31.2 million of guaranteed loans and pools to this related-party financial institution during the year ended December 31, 2013.

NOTE 9. OTHER RELATED PARTIES

Employees and related parties of employees purchased and sold approximately $768,000 and $2.4 million, respectively, of municipal and fixed income securities for their own accounts during the year ended December 31, 2013.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Commitments to Purchase and Resell Securities

The Company's commitments to purchase and resell SBA guaranteed loans and pools as of December 31, 2013 are summarized as follows:

Aggregate guaranteed principal of commitments to purchase and resell or pool SBA guaranteed loans included in securities owned	$ 26,561,180
Aggregate guaranteed principal of commitments to resell SBA guaranteed loans included in sales proceeds receivable	$ 17,558,868
Aggregate guaranteed principal of commitments to purchase and resell SBA guaranteed loans	$ 6,755,336
Aggregate guaranteed principal of commitments to resell SBA guaranteed pools included in sales proceeds receivable	$ 3,892,980

NOTE 10. COMMITMENTS AND CONTINGENCIES – CONTINUED

Commitments to Purchase and Resell Securities – Continued

These commitments are related to SBA guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Company records changes in the market value of these commitments in trading gains, net in the accompanying statement of operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions related to such underwriting commitments that were open at December 31, 2013, and were subsequently settled, had no material effect on the financial statements as of that date.

Lease Commitments

The Company leases its office facilities, certain office equipment, and market information services under noncancelable operating leases. At December 31, 2013, future minimum rental commitments under these leases were as follows:

Year ended December 31,

2014	$ 1,395,209
2015	726,527
2016	585,984
2017	571,730
2018 and thereafter	2,633,475
	$ 5,912,925

Rent expense totaled approximately $1,709,316 for the year ended December 31, 2013.

Litigation

From time to time, various aspects of the Company's business are investigated by governmental and regulatory authorities in addition to the routine examinations performed by our regulators. For the year ended December 31, 2013, there were no penalties or fines incurred related to these matters.

The United States Department of Justice has been conducting a broad-based investigation of the municipal bond industry, and the Company is a subject of that investigation as it pertains to public finance activities in Texas. The Company is complying with the requests for information and has engaged attorneys and other related third parties to assist in this and ancillary matters. The Company has also incurred expenses related to indemnification to various employees and third party providers who have assisted or are otherwise involved in the investigation.

NOTE 10. COMMITMENTS AND CONTINGENCIES – CONTINUED

Litigation – Continued

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the clearing broker's and the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Transactions in SBA guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Company for resale to the intended purchaser before the Company is obligated to make delivery to such purchaser. The Company, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Company and, as a result, the Company does not honor its commitment to sell to its customers. The Company has a credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Company has paid for the loan. The premium paid for any individual loan would generally not be material to the Company's financial position.

Market fluctuations of SBA guaranteed securities which the Company is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Company to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

NOTE 10.   COMMITMENTS AND CONTINGENCIES – CONTINUED

Market Risks and Credit Risks – Continued

The Company attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques.   On occasion, the Company will enter into interest rate futures contracts as part of its hedging strategies. No material interest rate futures contracts were recorded as of December 31, 2013.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

The Company maintains its cash accounts primarily with two financial institutions.   At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 11.   PUT OPTIONS

A put right exists, which grants each shareholder of CFH the right to cause CFH to buy back its respective common shares.   The CFH shareholder agreement requires CFH, under the put right, to pay a minimum of 50% of the purchase price for each share within 90 days of the date of notice and the remaining 50% of the purchase prior to the one year anniversary of the date of notice.   The remaining unpaid portion will bear interest from the date of the scheduled payment date (90 days after the date of the notice) at a fixed interest rate equal to the greater of 12% or the interest rate of a one year United States Treasury security.

The purchase price of the shares, under the put right, will be the sum of the book value of all wholly owned subsidiaries of CFH, including CSI, as of the end of the month following the date of notice to CFH plus any dividends received by CFH from wholly owned subsidiaries and not paid to shareholders.   Exercising these put options will result in a distribution from CSI to CFH to cover the purchase price of the shares purchased by CFH.   For the year ended December 31, 2013, the Company distributed $2,110,712 to CFH for shareholders who exercised put options.

NOTE 12.   PROFIT SHARING PLAN

The Company has established a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees.   Under the plan, employees may make contributions up to prescribed limits.   In addition, the Company may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code.   During 2013, the Company did not make a discretionary employer matching contribution.

NOTE 13. EMPLOYEE STOCK OWNERSHIP PLAN

On May 30, 2008, CFH established the Coastal Financial Holdings, Inc. Employee Stock Ownership Plan (ESOP) as a long-term employee benefit plan of CFH and its subsidiaries. On that date, the ESOP purchased 4,233 shares, or approximately 30%, of the outstanding common stock of CFH. The ESOP paid for this purchase with a promissory note of the ESOP in favor of CFH in the principal amount of $14,286,841, to be repaid by the ESOP over the 25-year life of the loan through its use of contributions from CFH to the ESOP and/or dividends paid on the shares of CFH's common stock held by the ESOP. CFH financed the purchase of the shares it sold to the ESOP by individual seller financed promissory notes from shareholders electing to participate in the sale of shares for the ESOP.

The terms of the individual seller financed notes are identical to the terms of the ESOP promissory note to CFH. The total of all seller financed notes totals $14,286,841, which agrees to the note amount from the ESOP to the CFH.

The ESOP provides for the allocation of CFH's common stock it holds on a noncontributory basis to eligible employees of CFH and its subsidiaries. Beginning in fiscal year 2008, as the ESOP repays the loan through its use of contributions and dividends from CFH, shares will be released and allocated to eligible employees in proportion of their eligible compensation. The shares that are released for allocation on an annual basis will be in the same proportion that the current year's principal and interest payments bear in relation to the total remaining principal and interest payments to be paid over the life of the $14,286,841 ESOP loan. The Company will recognize compensation expense based on the estimated fair value of the shares of CFH's common stock that are allocated to and earned by CSI employees in each annual period less distributions on released shares. For the year ended December 31, 2013, CSI recognized $696,683 of compensation expense related to the ESOP and $100,000 of employer contribution to the ESOP.

Other than the compensation expense, with corresponding entries to paid in capital and retained earnings that are recorded in CSI's financial statements, all ESOP transactions are recorded at the CFH level. CSI does not guarantee any of the ESOP related debt and CSI's debt and liabilities are senior to any claims from the ESOP or sellers.

NOTE 14. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Exclusive Benefit of Customers."

COASTAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 14. EXEMPTION FROM RULE 15c3-3 – CONTINUED

During the year ended December 31, 2013, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 15. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2013. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 16. SUBSEQUENT EVENTS

Share repurchases by CFH are expected to occur in May 2014 in an amount approximating $1 million. There have been no distributions through February 26, 2014.

The Company has evaluated subsequent events through February 26, 2014, which is the date the financial statements were available to be issued, and determined that no additional events have occurred subsequent to December 31, 2013 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

COASTAL SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013

NET CAPITAL

Stockholder's equity, as reported on statement
of financial condition $ 71,325,282

Less nonallowable assets:

SBA-interest only strips and SBA-unguaranteed interests in 504 loans	6,456,258
Property and equipment, net	2,027,306
Other receivables	88,943
Accrued interest and loan principal receivable	412,461
Other assets	1,388,082
Less exposure on customer TBA short positions	6,369
Less other deductions, SBA premium haircuts	6,901,588

Net capital before haircuts on securities positions 54,044,275

Less haircuts:
Trading and investment securities 2,495,480

Net capital $ 51,548,795

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from the statement
of financial condition $ 6,456,702

Aggregate indebtedness $ 6,456,702

**Net capital requirements (the greater of $250,000 or
6.67% of aggregate indebtedness)** $ 430,447

Net capital in excess of required amount $ 51,118,348

Ratio of aggregate indebtedness to net capital .13 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 27, 2014.

The Notes to Financial Statements are
an integral part of this statement.



To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of Coastal Securities, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787   F: (713) 850 1673

To the Board of Directors
Coastal Securities, Inc.

Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2014



INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES
RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL
ASSESSMENT RECONCILIATION

To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Coastal Securities, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Compared the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the total revenues reported in Form SIPC-7 for the year ended December 31, 2013, noting a difference of $1,699,948. The following differences were noted between the audited financial statements and the Form X-17A-5 for the year ended December 31, 2013.

    •   ($1,699,948) of purchased interest is recorded in interest expense in the audited financial statements but as a reduction of interest income on Form X-17A-5.

3. Agreed any adjustments reported in Form SIPC-7 with the detailed schedules listing all revenue associated with bank loans guaranteed by the Small Business Administration, United States Department of Agriculture and other government entities without exception.

4. Footed the Form SIPC-7 and the related schedules and working papers without exception.

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P(713) 850 8787   F(713) 850 1673

To the Board of Directors
Coastal Securities, Inc.

Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2014

COASTAL SECURITIES, INC.
GENERAL ASSESSMENT RECONCILIATION FORM (SIPC-7)

202-371-8300
General Assessment Reconciliation

For the Fiscal year ended 12/31/2013

(Read carefully the instruction in your working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
043227 FINRA DEC
COASTAL SECURITIES INC   17*17
920 MEMORIAL CITY WAY 11TH FL
HOUSTON, TX 77024-2649
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2	$	80,309
B. Less payment made with SIPC-6 filed (exclude interest)		(50,477)

<u>7/26/2013</u>
Date Paid

C. Less prior overpayment applied		
D. Assessment balance due or (overpayment)		29,832
E. Interest computed on late payment (see instruction E) for days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)	$	29,832

G. PAID WITH THIS FORM:
    Check enclosed, payable to SIPC
    Total (must be same as F above) $ 29,832

H. Overpayment carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the _____ day of _____, 20_____ .

Coastal Securities, Inc
(Name of Corporation, Partnership of other organization)

_____
(Authorized Signature)

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

COASTAL SECURITIES, INC.
GENERAL ASSESSMENT RECONCILIATION FORM (SIPC-7)

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending <u>Dec 31</u>, 20<u>13</u>

Item No.
Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 54,776,666

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and

    predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net

    profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit

    investment trust, from the sale of variable annuities, from the business of insurance, from investment

    advisory services rendered to registered investment companies or insurance company separate

    accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with

    securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and

    (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less

    from issuance date.

(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue

    related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.

    (See Instruction C):

$ 22,653,090

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,

    Code 4075 plus line 2b(4) above) but not in excess

    of total interest and dividend income. $

    (ii) 40% of interest earned on customers securities

    accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)

    Total deductions $ 22,653,090

2d. SIPC Net Operating Revenues $ 32,123,576

2e. General Assessment @ .0025 $ 80,309

(to page 1, line 2.A)
$150 minimum)

COASTAL SECURITIES, INC.
GENERAL ASSESSMENT RECONCILIATION FORM (SIPC-7)

February 3, 2014

Explanation to deduction on line 2c(8) of SIPC-7 Report

Coastal Securities buys and sells bank loans guaranteed by the Small Business Administration, United States Department of Agriculture and other government entities.

Per discussion with Linda Siemers at SIPC, these types of loans are not securities by definition of Section 16(14) of the SIPC Act. Therefore, the revenues associated with this type of business are deducted from the revenues reported on the FOCUS as follows:

Reported per the FOCUS   54,776,666
Revenues from Loans   22,653,090
Revenues reported on SIPC   32,123,576

If you have any questions or concerns about this adjustment please contact:

Alan Mauk
Senior Vice President – Controller
Coastal Securities, Inc.
713-435-4319



WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERLLP.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL